SHEARMAN & STERLING

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114, AVENUE DES CHAMPS - ELYSÉES
75008 PARIS
33 01 53 89 70 00

TOQUE J006
FAX (33) 01 53 89 70 70

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02015308

February 19, 2002

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed the following documents: (i) a press release dated December 6, 2001 announcing shareholder approval of the conversion to the Euro of the bank's share capital and amendments to the bylaws; (ii) a letter to shareholders; (iii) a call of notice of an extraordinary general shareholders' meeting published January 3, 2002; and (iv) the Board of Director's report to the Extraordinary shareholders' meeting convened on January 31, 2002 and February 1, 2002.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

John Felitti

dlw 2/26

cc: Dott. Nicola Ferrante
Banca Carige S.p.A.

File No. 82-4758

RECD S.E.C.
FEB 20 2002
080

The shareholders of Banca Carige Spa approve the conversion to Euros of the Bank's share capital, the share splitting and the consequent amendments to the by-laws.

Genoa, December 6, 2001

The extraordinary shareholders' meeting of Banca Carige Spa-Cassa di risparmio di Genova e Imperia, convened for today, approved the conversion to Euro of the capital stock and the amendments to the Company's by-laws in accordance with the most recent legal developements, particularly in the field of listed companies.

The capital stock's conversion to Euro is required by the imminent start- from January 1, 2002- of the last phase of the introduction of the new value.

The transaction approved today by the shareholders in accordance with the law in force is structured as follows:

Each of the 197,017,340 shares with a par value of L. 10,000 each, representing the capital stock which consist of Euro 1,970,173,400, will be changed to Euro, with effect from January 1, 2002, at the Lira/Euro official conversion rate of L. 1936.27 per 1 Euro. The resulting amount of Euro 5, 164569 will be rounded up to Euro 5.18 using L. 5,886,602,294.92 (Euro 3,040,176.37) of the "surcharge of issue reserve".
As a result of the transaction, the capital stock will consist of Euro 1,020,549,821.20 represented by n. 197,017,340 shares all with a par value of Euro 5, 18 each.

At the same time – after the annullation of 40 of its own shares in order to obtain the exact balancing of the transaction and a round figure as the final amount of the capital stock, according to the art. 16 of Legislative Decree n. 213/98- each group of 50 shares with a par value of Euro 5, 18 each will be split in a group of 259 shares all with a face value of 1 Euro each, so that the capital stock will consist of Euro 1,020,549,614, represented by 1,020,549,614 shares with a par value of 1 Euro each and the art. 5 of the by-laws will be consequently amended.

The *old* shares of Banca Carige Spa with a par value of L. 10,000 each will be listed until December 28, 2001, while the *new* shares with a par value of 1 Euro each will be listed from January 2, 2002.

The transaction described above, considered the "dematerialization system" of the securities, has been organized in such a way as to not involve any particular duties and there will be facilitations for the holders of less than 50 shares or tranches which are not multiple of 50.

In particular, the Bank, using its own shares if necessary, will strive to buy and sell, at every shareholder's or intermediary's request, the *old* shares of Carige Spa before the splitting, to make it possible that everybody owns a group of 50 shares or a multiple of 50.

Te above mentioned sales will be carried out though a period of 30 days from January 3, 2002 at the price referred to the official price of the split *new* shares of Banca Carige Spa with a face value of 1 Euro recorded in the Borsa Italiana Spa automatic execution facility the day before the sales, without any charge related to the sales to be paid by the shareholders.

In addition, the shareholders decided today to amend -with effect from January 1, 2002- some articles of the Company's by-laws in order to comply with the most recent legal developements and the guidelines about the management of a company drawn from the Consolidation Act on the

financial intermediation issued 3 years ago (Legislative Decree No. 58 of February 24, 1998, so-called *Legge Draghi*).

In this connection, besides the abrogation of the articles of the by-laws providing limits to the possession of shares, aimed to foster the shares' circulation coherently with the status of listed company, it should be underlined the introduction of the "voto di lista" for the election of the Board of Directors. The above mentioned system, already adopted by Banca Carige Spa to appoint the Board of statutory auditors (*Collegio Sindacale*), has to be seen as a part of a general processus of disclosure and minority shareholding protection, as required either by the Consolidation Act and by the Self-regulation Code for the listed companies (so-called Codice Preda) adopted for some time by Carige.

Press release

Dear Shareholder,
the Extraordinary Shareholders' Meeting of Banca Carige SpA held in December 6, 2001, decided, among the items on the agenda, to convert to Euro the capital stock, according to the laws in force, and at the same time to split the shares.
From January 1, 2002, the share capital will be changed to Euro and will consist of Euro 1,020,549,614, represented by No. 1,020,549,614 shares with a par value of 1 Euro each.
As a result of the transaction, every shareholder will be assigned 259 new shares with a par value of 1 Euro for each 50 old Banca Carige's shares owned.
For Example:

Old Shares	New Shares
250	1295
500	2590
750	3885
1000	5180

The old shares will be automatically substituted by the new shares though the updating of the policies without any duties for the shareholder.

The split share with a par value of 1 Euro will be listed from January 2, 2002 and the quotation will consider the split occurred at the terms described above.

We also inform you that from January 14, 2002- by order of Borsa Italiana Spa- the minimum trading lot for the trading of the shares will be eliminated.

We remind that the our Department for the relations with shareholders institutional investors is at your disposal for further information at the number 800-335577.
Best Regards

The Managing Director The Chairman

Banca Carige Spa- Extraordinary Shareholders' Meeting's summons

On January 31, 2002, on first call, or, if necessary, on February 1, 2002, on second call, the Banca Carige's Shareholders Extraordinary meeting is convened in the head office – meeting room at the 3rd floor- in Via Davide Chiossone 3, Genova for the resolutions on the following agenda:

- Proposed attribution to every shareholders of the power to convert up to a maximum of a quarter of the Banca Carige's ordinary shares owned, rounding to the lower unit, into saving shares and related amendments to the by-laws.

In case the above-mentioned proposition is approved by the shareholders, the shareholders could submit a request for the conversion (start of dividend entitlement on January 1, 2002) to the qualified intermediaries from June 17 to 28, 2002, the Stock Exchange calendar permitting.

The savings share carry preferential rights to the payment of dividend, specifically a surcharge of 2% of the face value of the ordinary shares in addition to the dividend paid to the latter. In case of reserve's distribution, the saving shares carry the same right of the other shares.

The holders of savings shares, 10 years after the issue, i.e. from July 1, 2012, can ask for the conversion of the savings shares to ordinary shares of the same face value, submitting a request to the Banca Carige Spa from June 1 to 15, 2012.

Banca Carige Spa binds itself to apply for the quotation of the saving shares, whenever fulfilled the conditions required by art. 2.2.2, par. 4, of the regulations of the organized market administred by Borsa Italiana Spa, adopted with the Consob Resolution n. 13338 of November 14, 2001.

We finally remind that the shares of Banca Carige Spa was recently split on the occasion of the conversion to Euro of the capital stock: the old shares with a par value of L. 10,000 each was changed into shares with a face value of Euro 5.18 each and at the same time each group of 50 shares has been substituted by 259 shares with a par value of 1 Euro each, so that the current quotation is referred to the new share with a face value of 1 Euro each.

Genoa, January 3, 2002

Banca Carige Spa

Board of Director's report to the Extraordinary shareholders' meeting convened on January 31, 2002 and February 1, 2002, concerning the conversion up to a maximum of No. 255,137,403 ordinary shares with a par value of 1 Euro each to savings shares of the same face value (Consob Regulation No. 11971 of April 14, 1999, annex 3A, art. 72)

Dear Sirs,

as everybody knows, the Act No. 461/98 (so-called Legge Ciampi) and the Legislative Decree No. 153/99 provide that the Bank Foundations dispose of the control interest in their Bank Companies by June 15, 2003 (art. 4 of the Act No. 461/98 and artt. 6,12,13 and 25 of the Legislative Decree No. 153/99).

The Foundation *Cassa di Risparmio di Genova e Imperia* has been engaged for some time in the definition of a strategy to fully comply with the law and with the related guidelines of the Treasury (*Ministero del Tesoro*).

In particular, the Foundation *Cassa di Risparmio di Genova e Imperia*, in consideration of the basic conditions for the transfer of its own shares of Banca Carige Spa summarized below:

- protection of the Bank's connection to the territory;
- protection of the occupational level;
- protection of the independence of the bank in the business and assets administration;
- insertion in a share framework which does not contrast with the bank's growth.

decided:

1. regarding the interest of 58, 709% in the Banca Carige Spa share capital, to implement the Act No. 461/98 and the Legislative Decree No. 153/99 through:
   1.1 the transfer of a 5% interest in the capital stock of Banca Carige;
   1.2 the conversion to savings shares of as many shares as necessary to have less than 50% of the voting rights in the shareholders' meeting;
   1.3 the voluntary reduction of the number of directors of Banca Carige Spa elected by the foundation, in order to limit them to a maximum of a half except one or 8 out of 18- with the introduction in the Company's by-laws the so-called "voto di lista"- the Foundation submitting a list containing only the mentioned number of candidates.

In this connection, it will be necessary to convene the extraordinary shareholders' meeting to deliberate on that subject.

Please note that Art. 145 and following of the Legislative Decree No. 58/98 completely regulate this class of share.

Pursuant to the above mentioned legislation and implementing the Consob Regulation No. 11971 of April 14, 1999, enclosure 3A, schedule No. 6, we describe the transaction proposed and the characteristics of the rights and privileges of the savings shares.

From January 1, 2002, the Company's capital stock will consist of No. 1,020,549,614 ordinary shares with a par value of 1 Euro each: it is proposed to convert to savings shares up to a maximum of a quarter of the shares owned by each shareholder, rounding off to the lower unit, so that maximum 255,137,405 shares will be subject to the conversion.

Every shareholder will have the right to convert up to a maximum of a quarter of the shares he proves to own.

The ordinary shares with a face value of 1 Euro each could be converted to savings shares having the same par value within the limits described above: the conversion is therefore at face value.

For example, the shareholder Foundation *Cassa di Risparmio di Genova e Imperia*, that currently owns 58.709% of the capital stock, could convert up to a maximum of 149,788,894 shares.

The holders of savings shares, which can be bearer shares (except for the ones owned by the Directors, Internal Auditors and General Managers), are entitled to attend and vote only at the special meeting of the holders of this class of shares.
The savings share carry preferential rights to the payment of dividend, specifically a surcharge of 2% of the face value of the ordinary shares in addition to the dividend paid to the latter.

The dividends paid in the last 5 years to the ordinary shares of Banca Carige Spa with a face value of L. 10,000 each (before the conversion to Euro of the share capital and the splitting, as decided by the shareholders on December 6, 2001) are the following:

Dividend per share:

Year of reference:	1996	1997	1998	1999	2000
Amount (Liras):	475	500	700	700	725

The price trend from 1995 is shown in the shedule attached.

The entitlement of the shares will be effective from January 1, 2002.

The requests of conversion to savings shares will be submitted to the qualified intermediaries from june 17 to 28 2002, the Stock Exchange calendar permitting.

The requests can be submitted even by the holders of ordinary shares purchased during the conversion period or acquired through the exercise in advance of equity options with extended maturity, provided that the settlement is made by and not later than the last date for the conversion.

For the year 2002, the dividend to be paid to the savings shares will consist of the dividend paid to the ordinary shares plus 2% per year of the face value of the shares, with reference to one semester only (July 1-December 31, 2002) so that the surcharge will be – for the year 2002- equal to 1% of the shares' face value.

It would be convenient to give the Board of directors the power to modify the described timetable of the transactions if deemed advisable or required by the competent Authorities.

In case of reserve's distribution, the saving shares carry the same right of the other shares.

In case of liquidation, the savings shares carry a preferential right to the repayment of capital up to their face value.

The reduction of capital for losses does not involve a reduction of the savings shares' face value, except for the part exceeding the total face value of all the other shares.

The holders of savings shares, 10 years after the issue, i.e. from July 1, 2012, by and not later than a fixed date- can ask for the conversion of the savings shares to ordinary shares of the same face value, submitting a request to the company from June 1 to 15, 2012.

The regulations of the organized market administred by Borsa Italiana Spa, adopted with the Consob Resolution n. 13338 of November 14, 2001, at art. 2.2.2, par. 4, requires, for the savings shares' quotation, the "sufficient diffusion", which means a diffusion that can guarantee the proper working of the market: the provisions of the paragraph 1-requiring a diffusion of 25% among the pubblic- are not applicable to the savings shares.

So we cannot guarantee the listing admission of the saving shares, because it depends on the result of the conversion. Anyway, the Bank binds itself to apply for the quotation of the savings shares, whenever the conditions are fulfilled.

To this connection, we remind that in case of non admission or delisting of the savings shares as well as delisting of the ordinary shares, the rights and characteristics of the savings shares won't be modified, unless the shareholders and the savings shares holders decide otherwise.

In case that institutional investors that own shares of Banca Carige Spa did not convert their ordinary shares to savings shares and/or the market converted only a part of them, the transactions described could make the share owned by the Foundation *Cassa di Risparmio di Genova e Imperia* fall under the limit of 50% of the capital stock.
Even supposing that only the Foundation *Cassa di Risparmio di Genova e Imperia* converted their ordinary shares to saving shares and for the maximum of 25% of the share owned – rather than partially-, the Foundation's interest would fall to 51,6% of the ordinary capital and would decrease again as a result of the decided sale of a 5% interest.

The shedules attached as n. 2, 3 and 4 show the capital stock composition before and after the conversion, assuming, in this case, the whole conversion of the highest number of shares allowed.

We remind that there are no information that the Foundation *Cassa di Risparmio di Genova e Imperia* intend to do any share trading on the market for the shares subject to the transaction.

Consequently, we propose the amendment to the art. 5 of the by-laws, the introduction of a new Title XIV, with three new articles 34, 35 and 36, as well as the related modification of the current Title XIV in Title XV and of the current art. 34 in art. 37, as described below.

To this connection it is necessary to give the Chairman and the Chief Executive Officer the power to amend the by-laws in proportion to the number of action actually converted at the end of the period mentioned above.

Finally, we remind that the present report, with the information about the execution of the conversion, will be placed at the public's disposal complying with the formalities required by the Issuer Regulations, at least on the first day of opened Stock Exchange before the beginning of the conversion period.

The texts of the new or amended articles are explaned below:

Text in force Title III-Capital Stock	Text proposed Title III -Capital Stock
ART. 5	ART: 5
1. The capital stock consists of Euro 1,020.549,614, divided into 1,020,549,614 registered ordinary shares with a par value of 1 Euro each. 2. In case of capital increase the provisions of the Art. 2441 of the Civil Code will apply: the conditions and formalities which are not regulated by the law are fixed by the Shareholders. 3. In addition to the ordinary shares, the company can issue also shares that carry different rights, in accordance with the law in force.	1 The capital stock consists of Euro 1,020.549,614, divided into 1,020,549,614 shares with a par value of 1 Euro each, **of which No……registered ordinary shares and No…….savings shares. The savings shares are regulated by the following Title XIV.** 2 In case of capital increase the provisions of the Art. 2441 of the Civil Code will apply: the conditions and formalities which are not regulated by the law are fixed by the Shareholders. 3 In addition to ordinary shares **and savings shares**, the company can also issue shares that carry different rights, in accordance with the law in force.

TITLE XIV- SAVINGS SHARES
ART. 34

Savings shares, which can be either registered and bearer shares, whithin the limits provided by the law, entitle the holders to attend and vote only in the special meeting of the savings shares' holders. The savings share carry preferential rights to the payment of dividend, specifically a surcharge of 2% of the face value of the ordinary shares in addition to the dividend paid to the latter.
In case of reserve's distribution, the saving shares carry the same right of the other shares.
The holders of savings shares, from July 1, 2012, can ask for the conversion of the savings shares to ordinary shares of the same face value, submitting a request to the company from June 1 to 15, 2012.
In case of liquidation, the savings shares carry a preferential right to the repayment of capital up to their face value.
The reduction of capital for losses is regulated by law and does not involve a reduction of the savings shares' face value, except for the part exceeding the total face value of all the other shares.
In the event of admission to quotation of the shares, the delisting of the savings shares as well as the delisting of the ordinary shares, will not modify the rights and characteristics of the savings shares, unless the shareholders and the savings shares holders decide otherwise.

ART.35
SPECIAL MEETING OF THE SAVINGS SHARES HOLDERS

The special meeting of the holders of savings shares adopt resolutions on the subjects provided by the law. The convocation, the quorum required and the approvation of resolution are regulated by the law.

ART.36
COMMON REPRESENTATIVE

The election of the common representative is made in accordance with the law.
He is elected for three years terms.
The remuneration is equal to 5% of the remuneration paid to the Chairman of the Board of Statutory Auditors and is charged to the Company. The special meeting can provide for further remuneration, charged to the fund for the common interest's protection.
The common representative has the powers and the duties provided by the law.

TITLE XIV _FINAL PROVISIONS ART. 34	TITLE **XV** _FINAL PROVISIONS ART **37**
The law applies to every subject whom the by-laws does not provide for.	The law applies to every subject whom the by-laws does not provide for.